The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Subject to Completion. Dated September 12, 2011.

Prospectus Supplement to the Prospectus dated July 6, 2011,

and the Prospectus Supplement dated July 6, 2011 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Fixed and Floating Rate Notes due 2016

We will pay interest at a rate of 3.25% per annum quarterly on March     , June     , September      and December      of each year, commencing on December     , 2011 to, and including, September     , 2013. After September     , 2013, interest will be payable quarterly on March     , June     , September      and December      of each year, commencing on December     , 2013 to, and including, September     , 2014, at a floating rate equal to the then-applicable 3-month USD LIBOR rate plus 2.00% per annum (the spread). After September     , 2014, interest will be payable quarterly on March     , June     , September      and December      of each year, commencing on December     , 2014 to, and including, the stated maturity date (September     , 2016) at a floating rate equal to the then-applicable 3-month USD LIBOR rate plus the spread, subject to the maximum rate described below. Every interest payment after September     , 2014 will be capped at the maximum rate of 7.00% per annum. The notes will mature on the stated maturity date (September     , 2016). On the stated maturity date, you will receive $1,000 for each $1,000 of the face amount of your notes.

The interest rate on your notes for each interest period from September     , 2013 to the stated maturity date, which we refer to as the “floating rate interest period”, will be a rate equal to the then-applicable 3-month USD LIBOR rate on the interest determination date for an interest period plus the spread. The interest rate on your notes for the floating rate interest periods commencing on September     , 2013 to, but excluding, September     , 2014, will not be subject to the maximum rate. The interest on your notes for the floating rate interest periods commencing on September     , 2014 to, but excluding, the stated maturity date will be a rate equal to:

•

If the 3-month USD LIBOR rate on the interest determination date for an interest period plus the spread is less than the maximum rate, the 3-month USD LIBOR rate on such interest determination date plus the spread; or

•	If the 3-month USD LIBOR rate on the interest determination date for an interest period plus the spread is equal to or greater than the maximum rate, the maximum rate

For the floating rate interest periods commencing on September     , 2014 to, but excluding, the stated maturity date, even if the 3-month USD LIBOR rate on an interest determination date plus the spread is greater than the maximum rate of 7.00% per annum, the notes will accrue interest only at the rate of 7.00% per annum in the applicable interest period.

Original issue date:	September , 2011	Underwriting discount:	% of the face amount
Original issue price:	100% of the face amount	Net proceeds to issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return on your investment in notes will depend in part on the issue price you pay for such notes.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-2, as well as the “Additional Risk Factors Specific to Your Notes” on page S-6.

In addition, assuming no changes in market conditions, our creditworthiness or other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-6 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2011.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 6, 2011, as supplemented by the accompanying prospectus supplement, dated July 6, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Stated maturity date: September     , 2016

Trade date:

Original issue date (settlement date): September     , 2011

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: the notes will be treated as issued with original issue discount for tax purposes

Form of notes: global form only

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be 3.25% per annum

Fixed rate interest payment dates: quarterly on each March    , June    , September      and December    , commencing on December    , 2011 to, and including, September     , 2013

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed interest rate period) to but excluding the following fixed rate interest payment date

Floating interest rate: for each floating rate interest period, interest on the notes will be the then-applicable 3-month USD LIBOR rate, determined on the relevant interest determination date, plus the spread, subject to the following:

For the floating rate interest periods commencing on September     , 2014 to the stated maturity date:

•	if the 3-month USD LIBOR rate on an interest determination date plus the spread is less than the maximum rate, the 3-month USD LIBOR rate on such interest determination date plus the spread; or

•	if the 3-month USD LIBOR rate on an interest determination date plus the spread is equal to or greater than the maximum rate, the maximum rate

Maximum rate: 7.00% per annum

Base rate for the floating rate interest periods: 3-month USD LIBOR (as described in the accompanying prospectus supplement under “Description of the Notes We May Offer — Interest Rates — LIBOR Notes”)

Reuters screen LIBOR page: LIBOR01

Index maturity: 3 months

Index currency: U.S. dollar

Spread: 2.00% per annum

Initial base rate: 3-month USD LIBOR in effect on September     , 2013; provided, however, that if the calculation agent cannot determine 3-month USD LIBOR as described in the accompanying prospectus supplement under “Description of the Notes We May Offer — Interest Rates — LIBOR Notes”, then the initial base rate will be 3.25% per annum

Floating rate interest payment dates: quarterly on each March     , June     , September      and December     , commencing on December     , 2013

Floating rate interest periods: quarterly; the periods from and including a floating rate interest payment date (or the final fixed rate interest payment date in the case of the first floating rate interest period) to but excluding the next succeeding floating rate interest payment date

Business day convention: modified following unadjusted; applicable to interest payment dates and interest reset dates

Interest determination dates: for each floating rate interest period, the second London business day preceding the interest reset date

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a variable rate debt instrument, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-13 of this prospectus supplement

Floating rate interest reset dates: every March     , June     , September      and December      of each year, commencing on September     , 2013

Day count fraction: 30/360 (ISDA)

Regular record dates: the fifth business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Business day: New York and London

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UD99

ISIN no.: US38143UD998

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period following the eighth interest period.

The table below is based on 3-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 3-month USD LIBOR rate will be on any day during the floating rate period, and no one can predict the interest that will accrue on your notes in any interest period during the floating rate period. The 3-month USD LIBOR rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

For these reasons, the actual 3-month USD LIBOR rates during the floating rate period, as well as the interest payable at each floating rate interest payment date, may bear little relation to the hypothetical table shown below or to the historical 3-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 3-month USD LIBOR rates during recent periods, see “Historical 3-Month USD LIBOR Rates” on page S-10. Before investing in the offered notes, you should consult publicly available information to determine the 3-month USD LIBOR rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each floating rate interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final 3-month USD LIBOR rates on a given interest determination date. The center and right columns of the table below represent the hypothetical interest, as a percentage of the face amount of each note, that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical 3-month USD LIBOR rate. Thus, a hypothetical interest payment amount of 7.00% per annum with respect to a given floating rate interest payment date means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on such floating rate interest payment date would equal 7.00% per annum of the face amount of a note.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Maximum rate	7.00% per annum

Spread	2.00% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical 3-month USD LIBOR Rate	Hypothetical interest amount payable on a floating rate interest payment date (including the spread).
	On or after December , 2013 to September , 2014 (per annum)	On or after December , 2014 to the stated maturity date (per annum)
0.00%	2.00%	2.00%
0.80%	2.80%	2.80%
0.90%	2.90%	2.90%
1.00%	3.00%	3.00%
3.00%	5.00%	5.00%
4.00%	6.00%	6.00%
5.50%	7.50%	7.00%*
6.50%	8.50%	7.00%*
6.70%	8.70%	7.00%*
6.80%	8.80%	7.00%*
7.00%	9.00%	7.00%*

* Interest is capped at the maximum rate of 7.00% per annum for the interest payment dates on or after December     , 2014.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus.

We cannot predict the actual 3-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 3-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each floating rate interest payment date and the rate of return on the offered notes will depend on the actual 3-month USD LIBOR rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each floating rate interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Amount of Interest Payable On The Notes In Certain Interest Periods Is Capped

For each floating rate interest period commencing on or after September     , 2014, on the applicable interest determination date, the 3-month USD LIBOR rate plus the spread will be subject to the maximum rate of 7.00% per annum, which will limit the amount of interest you may receive on each floating rate interest payment date. Thus, you will not benefit from any increases in the 3-month USD LIBOR rate plus the spread above the maximum rate. Accordingly, the notes may provide more or less interest income than an investment in a similar instrument.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any Day Other Than an Interest Determination Date

For each interest period after the first eight interest periods, the amount of interest payable on each floating rate interest payment date is calculated based on the 3-month USD LIBOR rate on the applicable interest determination date plus the spread. Although the actual 3-month USD LIBOR rate on a floating rate interest payment date or at other times during a floating rate interest period may be higher than the 3-month USD LIBOR rate on the applicable interest determination date, you will not benefit from the 3-month USD LIBOR rate at any time other than on the interest determination date for such floating rate interest period.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Beginning in 2008, concerns have been raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. Inquiries remain ongoing, including investigations by regulators and governmental authorities in various jurisdictions, and if such under-reporting occurred, it may have resulted in the LIBOR rate being artificially low. If any such under-reporting still exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, in August 2008 the BBA announced that it was changing the LIBOR rate-fixing process by increasing the number of banks surveyed to set the LIBOR rate. The BBA has taken steps intended to strengthen the oversight of the process and review biannually the composition of the panels of banks surveyed to set the LIBOR rate. Any changes in the method pursuant to which the LIBOR rates are determined, or the development of a widespread market view that LIBOR rates have been or are being manipulated by members of the bank panel, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments and the value of the notes may be adversely affected. You may not benefit from any such increase in LIBOR rates because the interest on your notes is subject to the maximum rate for the floating rate interest periods commencing on or after September     , 2014. As a result, the amount of interest payable for each of your notes may be significantly less than it would have been had you invested in a similar investment instrument not subject to such a maximum interest rate.

The Historical Levels of the 3-month USD LIBOR Rate Are Not an Indication of the Future Levels of the 3-month USD LIBOR rate

In the past, the level of the 3-month USD LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3-month USD LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3-month USD LIBOR rate is not an indication that the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of the 3-month USD LIBOR rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 3-month USD LIBOR rate;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the 3-month USD LIBOR rate;

•	economic, financial, regulatory, political, military and other events that affect LIBOR rates generally;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 3-month USD LIBOR rate based on its historical performance. The actual performance of the 3-month USD LIBOR rate during the floating rate period, as well as the interest payable on each floating rate interest payment date may bear little or no relation to the hypothetical levels of the 3-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 3-month USD LIBOR Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 3-month USD LIBOR rate. Changes in the 3-month USD LIBOR rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we discuss under “Use of Proceeds and Hedging” below, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the 3-month USD LIBOR rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the 3-month USD LIBOR rate or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 3-month USD LIBOR rate on any interest determination date, which we will use to determine the amount we will pay on any applicable interest payment date during the floating rate period. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to us.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

You Will Be Required to Accrue Interest in Excess of Interest Payments Following the First Two Years

As discussed below under “Supplemental Discussion of Federal Income Tax Consequences”, you will be required to accrue an amount of interest in the first two years of your note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your note in such period. Conversely, you will be required to accrue an amount of interest in the final three years of your note that will generally exceed the stated interest on your note in such period.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the 3-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 3-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR rate, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 3-month USD LIBOR rate.

HISTORICAL 3-MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 3-month USD LIBOR rate since January 1, 2008. The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during any period shown below is not an indication that the level of the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate period.

You should not take the historical level of the 3-month USD LIBOR rate as an indication of future levels of the 3-month USD LIBOR rates.

We cannot give you any assurance that the future levels of the 3-month USD LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a maximum interest rate. Neither we nor any of our affiliates make any representation to you as to the 3-month USD LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 3-month USD LIBOR rate may be less likely to be indicative of the levels of the 3-month USD LIBOR rate during the floating rate period. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a maximum interest rate.

The actual levels of the 3-month USD LIBOR rate during the floating rate period may bear little relation to the historical levels of the 3-month USD LIBOR rate shown below.

The table below shows the high, low and last levels of the 3-month USD LIBOR rate for each of the four calendar quarters in 2008, 2009 and 2010 and the first three calendar quarters of 2011 (through September 9, 2011). We obtained the 3-month USD LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month USD LIBOR Rate

	High	Low	Last
2008
Quarter ended March 31	4.68063	2.54188	2.68813
Quarter ended June 30	2.92000	2.63813	2.78313
Quarter ended September 30	4.05250	2.78500	4.05250
Quarter ended December 31	4.81875	1.42500	1.42500

2009
Quarter ended March 31	1.42125	1.08250	1.19188
Quarter ended June 30	1.17688	0.59500	0.59500
Quarter ended September 30	0.58750	0.28250	0.28688
Quarter ended December 31	0.28438	0.24875	0.25063

2010
Quarter ended March 31	0.29150	0.24875	0.29150
Quarter ended June 30	0.53925	0.29150	0.53394
Quarter ended September 30	0.53363	0.28938	0.29000
Quarter ended December 31	0.30375	0.28438	0.30281

2011
Quarter ended March 31	0.31400	0.30281	0.30300
Quarter ended June 30	0.30100	0.24500	0.24575
Quarter ending September 30 (through September 9, 2011)	0.33794	0.24575	0.33794

We have included the following graph of the historical behavior of the 3-month USD LIBOR rate for the period from January 1, 2000 to September 9, 2011, for your reference. Past movements of the 3-month USD LIBOR rate are not indicative of future levels or the future behavior of the 3-month USD LIBOR rate.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. Notwithstanding the preceding sentence, the terms “we”, “our” and “us” in this section refer to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of your notes is uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends upon whether it is reasonably expected that the maximum rate will cause the yield on the notes to be significantly less than the expected yield for the notes determined without such maximum rate. Based on our numerical analysis, we intend to take the position that the yield of the notes is not reasonably expected to be significantly affected by the maximum rate. We accordingly intend to treat your notes as a variable rate debt instrument for United States federal income tax purposes. Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as variable rate debt instruments. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the notes will be so treated. Under such treatment, you generally will be required to account for interest on the notes in the manner described below. The effect of the application of these rules to your notes is that you will be required to accrue an amount of interest in the first two years of your note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your note in such period. Conversely, you will be required to accrue an amount of interest in the final three years of your note that will generally exceed the stated interest on your note in such period.

Our determination that the maximum rate is not reasonably expected to affect the yield of the notes is made solely for U.S. federal income tax purposes, and it is not a prediction or guarantee as to whether the interest rate on your notes will or will not be capped by the maximum rate.

As discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for federal income tax purposes as it accrues (regardless of your method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your notes in order to determine the amount of OID in respect of a note. As discussed in the following paragraph and discussed in further detail under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities,” in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID and QSI on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date). If the amount paid in any quarter is greater than (or less than) the amount assumed to be paid in such quarter, you will be required to increase (or decrease) the amount of QSI you take into income by this difference. In general, your taxable income in each year should include the amount of QSI paid or accrued (subject to the adjustments discussed in this paragraph) and the annual OID accrual with respect to your notes but should not include payments made in respect of your notes that are in excess of QSI (as adjusted). Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for federal income tax purposes as a return of principal. You should determine the OID that is allocable to each period in the manner described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. In addition, capital gain of a non-corporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

If you purchase the notes at a discount to the principal amount of the notes, you may be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus.

Because the notes provide for payments made prior to maturity that are treated as a return of principal, a holder may not be able to use the straight-line method described therein. You should consult your own tax advisor as to the proper method to accrue market discount. If you purchase the notes at a premium to the principal amount of the notes, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United

States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus.

Alternative Treatments. If it is determined that the maximum rate is reasonably expected cause the yield on the notes to be significantly less than the expected yield for the notes determined without the such maximum rate, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) (or any regulations thereunder) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of         % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on September     , 2011, which is expected to be the              scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, in the event that the notes will initially settle in more than three business days, to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant

Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary

Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Page
Specific Terms of Your Notes	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Use of Proceeds and Hedging	S-10
Historical 3-Month USD LIBOR Rates	S-11
Supplemental Discussion of Federal Income Tax Consequences	S-13
Employee Retirement Income Security Act	S-16
Supplemental Plan of Distribution	S-17

Prospectus Supplement dated July 6, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-26
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Validity of the Notes	S-29

Prospectus dated July 6, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	136
Conflicts of Interest	138
Employee Retirement Income Security Act	139
Validity of the Securities	140
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	141

$

The Goldman Sachs Group, Inc.

Fixed and Floating Rate Notes due 2016

Medium-Term Notes,

Series D

Goldman, Sachs & Co.